KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

May 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Mail Stop: 20549-3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Sondra Snyder
Staff Accountant

Re:	Jarden Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 24, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed April 30, 2010
Commission File No. 1-13665

Dear Ms. Snyder:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated May 13, 2010 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto the acknowledgment of the Company as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander
Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A

Responses of Jarden Corporation to the

Commission Staff Comment Letter dated May 13, 2010

Selected Financial Data, page 36

1.	We note your presentation of cash flows from operations under the heading “Other Financial Data.” To avoid the implication that the use of these cash flows is entirely at the discretion of management, we believe you also should present cash flows from investing activities and cash flows from financing activities to reflect management’s decisions as to the use of these operating cash flows and the external sources of capital used. If you wish to present cash flows from operations in future filings, please revise to present all three subtotals from your statement of cash flows.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings the Company intends to additionally include the cash flows from financing and investing activities in the “Item 6 – Selected Financial Data.”

Management’s Discussion and Analysis, page 38

Results of Operations – Comparing 2009 to 2008, page 41

2.	We note your analysis of the change in operating earnings for your Outdoor Solutions segment on page 42. Operating earnings for this segment decreased $10.7 million from 2008 to 2009; however, the factors that you have quantified as contributing to this change in operating earnings result in an aggregate increase in operating earnings of $67.0 million. It is unclear to us what caused the offsetting decrease in operating earnings to result in a net decrease of $10.7 million. In this regard, we note your reference to the gross margin impact of lower sales on your operating earnings, which you have not quantified. However, it is unclear from your current disclosures that this factor accounts for the offsetting decrease in operating earnings of $77.7 million since the decrease in revenues for this segment, multiplied by your consolidated gross margin, only accounts for approximately half of this $77.7 million decrease. It appears that additional disclosures are needed to explain the remaining decrease in operating earnings. Please tell us and revise future filings to explain in more detail the significant factors that contributed to the net decrease in operating earnings of $10.7 million for your Outdoor Solutions segment. As this segment accounts for approximately half of your consolidated revenues and consolidated operating earnings, please ensure that in future filings you provide a robust analysis, including quantification, of the significant factors that contribute to changes in this segment, even if these factors largely offset each other. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

The Company notes the Staff’s comment and, in response to this comment, the Company would like to provide the Staff with additional information explaining the change in the operating earnings of the Outdoor Solutions segment in 2009:

Operating earnings for 2009 in the Outdoor Solutions segment decreased $10.7 million or 6.2%, versus the same prior year period primarily as the result of the gross margin impact of lower sales (approximately $52 million), product mix (approximately $26 million) and a $15.9 million increase in reorganization and acquisition-related integration costs, net (collectively, “reorganization costs”), partially offset by a decrease in SG&A ($53.5 million) and a decrease in impairment charges for goodwill and intangible assets ($29.4 million).

The Company will include additional disclosure in future filings consistent with the foregoing.

The Company also advises the Staff that in future filings the Company will provide a robust analysis of the significant factors that contribute to changes in our reportable segments, even if these factors largely offset each other.

Contractual Obligations and Commercial Commitments, page 49

3.	We read in footnote one to this table that the amounts presented for long-term debt reflect scheduled principal payments only. As the interest expense on this debt appears to be a material contractual obligation, please revise future filings to either include interest expense on long-term debt within this table or to provide such information in a footnote to the table using the same time periods as seen in the table. If the information on future interest expense cannot be determined because the debt is subject to variable rates, please disclose the dollar amounts of your variable rate debt, the current interest rate(s) on such debt as of the latest year end, and consider estimating your future interest expense as we believe this provides useful information to your investors.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings the Company intends to additionally include the expected future interest expense related to the fixed rate portion of the Company’s outstanding debt in the contractual obligations and commercial commitments table and will include a discussion on the composition of fixed versus variable rate debt substantially as follows:

	Year(s)
(in millions)	Total	1	2-3	4-5	After 5
Long-term debt(1)	$	$	$	$	$
Operating leases
Unconditional purchase obligations
Other current and non-current obligations

Total	$	$	$	$	$

(1)	These amounts reflect scheduled principal payments and the expected future interest expense related to the debt at December 31, 2010 that carries a fixed rate of interest. As of December 31, 2010, approximately $XX billion of the Company’s debt is considered fixed-rate debt, by nature or through use of interest rate swaps, and $XX billion of variable-rate debt with a weighted average interest rate of approximately XX%. For further information regarding the Company’s debt and interest rate structure, refer to Note 9 – “Debt” and Note 10 – “Derivative Financial Instruments and Fair Value Measurements” to the consolidated financial statements.

Significant Accounting Policies and Critical Estimates, page 51

4.	We note your discussion of Goodwill and Indefinite-Lived Intangibles on page 52. Given the materiality of goodwill and other intangible assets to your financial statements and your recent history of impairments, we believe additional discussion would provide useful information to assist your investors in assessing the likelihood that historical financial information is indicative of future financial information. With reference to Item 303(a) of Regulation S-K, Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350, please tell us and provide in future filings the following disclosures:

•	Please describe how you determined your reporting units and identify these reporting units.

•

Please explain in more detail how you determined the fair value of your reporting units, as your current disclosure that you use various methods such as the discounted cash flows and market multiple methods appears overly vague. Also explain in more detail how you determined the fair value of your other intangible assets.

•

We note your discussion of the significant assumptions involved in testing goodwill and other intangible assets for impairment. To the extent that any of these significant assumptions have changed from prior periods resulting in a material change to the fair value of a reporting unit or an intangible asset, please disclose this fact.

•

Please disclose whether any of your reporting units are at risk of failing step one of the goodwill impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, we may request additional disclosures about this risk.

The Company notes the Staff’s comment and, in response to the first bullet point, the Company supplementally advises the Staff as follows:

The Company has determined its reporting units in conjunction with ASC 280, “Segment Reporting.”

The Company evaluated the criteria outlined in ASC 280-10-50-1 through ASC 280-10-50-9 and concluded that it has four operating segments. These operating segments are Branded Consumables, Consumer Solutions, Outdoor Solutions and Process Solutions. The Company’s operating segments are also its reportable segments. (Please see the response to comment 12 below.)

A reporting unit for impairment testing purposes is an operating segment or one level below an operating segment. As defined in ASC 350-20-35-34, “Goodwill,” “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component.” The Company also reviews the economic characteristics (as outlined in ASC 280-50-11) of the components to determine whether any of the components meet the aggregation criteria based upon the similarity of their economic characteristics. Based on this guidance, the Company has identified 13 reporting units for impairment testing purposes as follows: Apparel, Coleman, Consumer Solutions, First Alert, Jarden Applied Materials, Jarden Home Brands, K2 Sports, Lehigh, Loew Cornell, Pure Fishing, Team Sports, United States Playing Cards and Voelkl Marker.

The First Alert, Jarden Home Brands, Lehigh, Loew Cornell and United States Playing Cards businesses are components of the Branded Consumables operating segment. Each of these components has discrete financial information that is reviewed by segment management.

The Consumer Solutions operating segment is deemed a reporting unit as all of its components have similar economic characteristics based upon the guidance of ASC 350-20-35-35. The components of the Consumer Solutions’ operating segment include Appliances; Personal Care and Wellness, International and New Sources of Growth. These similar economic characteristics are as follows:

•

Nature of products and services: The components of the Consumer Solutions’ operating segment sell household products, including kitchen appliances and personal care and wellness products for home use. The principal products in this segment include household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use.

•

Nature of production process: The components of the Consumer Solutions’ operating segment have centralized manufacturing operations at owned and leased facilities in China, as well as sourced through third parties. The components manufacture products in the same facilities.

•

Type or class of customer: The components of the Consumer Solutions’ segment sell to the same type of customers. These customers include a diverse group of leading wholesale and retail customers and also direct-to-consumer channels, primarily infomercials and online. The components of the business sell to mainly the same type of customers both domestically and internationally.

•

Methods used to distribute product or provide services: The components of the Consumer Solutions’ reporting unit all distribute their products through a combination of third-party and owned warehouses in Canada, China, Europe, Latin America and the United States. These facilities are shared by the components.

•

Long-term financial performance: The primary components of the Consumer Solutions’ reporting unit expect to exhibit similar long-term performance in that their long-term gross margin and EBITDA margin are expected to be within a reasonable range of each other.

The Apparel, Coleman, K2 Sports, Pure Fishing, Team Sports and Voelkl Marker businesses are components of the Outdoor Solutions operating segment. Each of these components has discrete financial information that is reviewed by segment management.

Finally, Jarden Applied Materials is a component of the Process Solutions operating segment. This business has discrete financial information which is reviewed by segment management. There are two other components of this segment, Zinc Products and Plastic Solutions, which do not have any associated goodwill.

The Company notes the Staff’s comment and, in response to the second bullet point, the Company will in future filings enhance its disclosures to describe in greater detail the specific methodologies used for determining the fair values of the goodwill reporting units and intangible assets. In addition, the Company supplementally advises the Staff as follows:

The concluded enterprise fair value of each of the Company’s reporting units is determined by averaging the indicated fair values from operations derived using an income approach (i.e., discounted cash flows) and a market approach (i.e., market multiples) and adjusting for certain items including cash and cash equivalents as of the impairment testing date.

The income approach used is the discounted cash flow methodology and is based on five-year cash flow projections. The cash flows projected are analyzed on a “debt-free” basis (before cash payments to equity and interest bearing debt investors) in order to develop an enterprise value from operations indication for the reporting unit. A provision is also made, based on these projections, for the value of the reporting unit at the end of the forecast period, or terminal value. The present value of the interim cash flows and the terminal value are determined using a selected discount rate.

The market multiple methodology involves estimating value based on the trading multiples for comparable public companies. Multiples are determined through an analysis of certain publicly traded companies that are selected on the basis of operational and economic similarity with the business operations. Valuation multiples are calculated for the comparable companies based on daily trading prices. A comparative analysis between the reporting unit and the public companies forms the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the reporting unit and other comparable companies are engaged.

The Company’s indefinite lived intangibles are comprised of various trade names. The trade names were initially valued using one of two methods, and the fair value of the tradenames for impairment testing purposes is determined using the same method which was used for determining the initial value. The first method is the relief from royalty method, which estimates the value of a tradename by discounting the hypothetical avoided royalty payments to their present value over the economic life of the asset. The second method is the excess earnings method, which estimates the value of the intangible asset by quantifying the residual (or excess) cash flows generated by the asset, and discounting those cash flows to the present. The excess earnings methodology requires the application of contributory charges. Contributory asset charges typically include payments for the use of working capital, tangible assets and other intangible assets.

The Company notes the Staff’s comment and, in response to the third bullet point, the Company will in future filings disclose changes in significant assumptions that result in material changes to the fair value of its reporting units and its intangible assets or, if there are none, will make a disclosure to that effect. In addition, the Company supplementally advises the Staff of the following with respect to the significant assumptions used for its 2009 impairment testing:

In determining the enterprise fair value of each reporting unit, the Company considers all significant assumptions impacting their enterprise fair value. Each year, the Company revises its reporting unit projections as part of the multi-year planning process. These revisions take into account strategic initiatives at the reporting unit level as well as the macro-economic climate. The Company also evaluates the discount rates used in the valuation of the reporting units. During the 2009 impairment testing process, the Company adjusted the discount rate used in the discounted cash flow analysis for some of its reporting units versus the prior year. In these cases, the discount rate was either increased or decreased depending on the prevailing risk profile of the reporting unit and its forecast cash flows.

Similarly, the Company assesses the royalty rate and discount rates used to value the indefinite lived intangibles. During the 2009 impairment testing process, the discount rate used in fair valuing some of its other indefinite lived intangibles were adjusted. In these cases, the adjustment was consistent with the relative change in risk associated with the projections for the asset.

The Company notes the Staff’s comment and, in response to the fourth bullet point, the Company will in future filings revise its disclosure to discuss reporting units at risk of failing step 1 of the goodwill impairment test which may result in a material impairment charge and, if there are no reporting units at risk of failing step 1 resulting in a material impairment charge, will make a disclosure to that effect. In addition, the Company supplementally advises the Staff as follows:

The Company does not believe, as a result of the 2009 impairment testing, that there were any additional reporting units at risk of failing step one. Those reporting units which were not impaired in 2009 passed by a margin of greater than 10% of fair value.

Consolidated Statements of Income, page 59

5.	In future filings, since your financial statements for the year ended December 31, 2008 reflect a loss rather than income, please revise the title of the statement to read Consolidated Statements of Operations.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the Company revised the title of the statement to read “Consolidated Statements of Operations” in our most recently filed Form 10-Q for the period ended March 31, 2010, and the Company will continue to reflect this change in future filings.

6.	In future filings, please revise interest expense, net to be presented on a gross basis either on the face of the statement of operations or in a note to your financial statements. Refer to Rule 5-03 of Regulation S-X.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future annual and quarterly filings the Company intends to include disclosure in the notes to the consolidated financial statements for the applicable time periods required as follows:

“For the years ended December 31, 2010, 2009 and 2008 interest expense is net of $XX, $XX and $XX, respectively of interest income.”

Note 1. Business and Significant Accounting Policies, page 64

Basis of Presentation, page 64

7.	We note your disclosure in the third paragraph under this heading concerning the evaluation of subsequent events. We remind you that in accordance with ASU 2010-09, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the guidance under ASU 2010-09 was issued subsequent to the filing date of the Company’s Form 10-K for the year ended December 31, 2009. In our most recently filed Form 10-Q for the quarter ended March 31, 2010, the Company revised its disclosure to conform with the guidance under ASU 2010-09 and will continue to do so in future filings.

Sales Incentives and Trade Promotion Allowances, page 67

8.	We note your disclosure that while the majority of your sales incentives and promotional programs to your reseller customers are recorded as reductions to net sales in your Consolidated Statements of Income, the company does include consideration granted in certain of these transactions as SG&A expenses. Please tell us and disclose in future filings your accounting policies with respect to the criteria used to determine the costs recorded as SG&A expenses rather than as reductions of net sales. Please also disclose the dollar amount of such costs. Refer FASB ASC 605-50-45.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that payments to resellers are not included in SG&A expenses and will revise its disclosure in future filings substantially as shown below under the heading “Sales Incentives and Trade Promotion Allowances.” Those costs that represent promotional programs that are included in SG&A expenses primarily related to ad demos, trade shows, sponsored events, and other promotional and advertising related costs. Such costs are disclosed in the Company’s Form 10-K for the year ended December 31, 2009 in Note 1 to the Consolidated Financial Statements – “Business Significant Accounting Policies” under the section entitled Advertising Costs.

“Sales Incentives and Trade Promotion Allowances

The Company offers various sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns. These arrangements are recorded as a reduction to net sales in the Company’s Consolidated Statements of Operations.”

Note 9. Debt, page 80

9.	We note that certain of your debt appears to include restrictions on the transfer of assets and payment of dividends. In future filings, please disclose the amounts of restricted net assets as required by Rule 4-08 (e) of Regulation S-X or tell us why you believe such disclosures are not required.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings the Company will include the disclosure required by Rule 4-08(e) of Regulation S-X.

Note 11. Commitments and Contingencies, page 84

10.	We note you have contingent liabilities arising from environmental and litigation matters for which accruals appear to have been recorded in your financial statements. If an exposure to loss exists in excess of amounts accrued, please disclose the potential additional loss or range of loss over amounts accrued or state that such an estimate cannot be made. Refer to FASB ASC 450-20-50-3 and 50-4.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that:

With regard to environmental remediation matters, the Company does not currently believe that losses in excess of accrued amounts are reasonably possible. Further, the Company discloses the factors that make it difficult to estimate future expenditures such as the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites which various of the Company’s subsidiaries could be a potentially responsible party, information relating to the exact nature and extent of the contamination at each environmental site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation measures. Although the Company’s environmental remediation matters individually or in the aggregate could not reasonably be expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, the Company advises the Staff that it will revise and expand its disclosures in future filings when and if these facts and circumstances change.

With regard to products liability matters, the cumulative amounts estimated to be payable by the Company with respect to pending and potential claims have been accrued as liabilities and such accrued liabilities are based on estimates, which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors. With regard to all other litigation, the Company has established accruals for amounts that are currently probable and reasonably estimated. The Company does not currently believe that losses in excess of accrued amounts are reasonably possible at this time but it will revise and expand its disclosures in future filings relating to the amount or range of reasonably possible losses in excess of accrued amounts when and if these facts and circumstances change.

Note 13. Stockholders’ Equity and Share-Based Awards, page 89

11.	In future filings, please disclose the following:

•	the maximum contractual term for stock options granted during each period. Please refer to FASB ASC 718-10-50-2.a.2.;

•	the aggregate fair value of restricted shares granted and the total fair value of those vested during each year for which an income statement is provided. Please refer to FASB ASC 718-10-50-2.d.2.;

•	all of the disclosures required by FASB ASC 718-10-50-2.e for fully vested share options and options expected to vest at the most recent balance sheet date; and

•	how you account for excess tax benefits, if any. Refer to FASB ASC 718-740-25-9 &10, 718-740-35-3 and 718-740-45.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings the Company will disclose the following information:

•	the maximum contractual term for stock options granted during each period;

•

the total fair value of the restricted shares vested during each year for which an income statement is provided. The Company will enhance the existing disclosure to give more prominence to the aggregate fair value of the restricted shares granted;

•

all of the disclosures required by FASB ASC 718-10-50-2.e for fully vested share options and options expected to vest at the most recent balance sheet date. Specifically, the Company will additionally disclose the aggregate intrinsic value for fully vested share options and share options expected to vest at the date of the latest statement of financial position; and

•

tax benefits realized upon exercise or vesting of a share-based award in excess of amounts previously recognized in earnings are credited to additional paid-in capital. Conversely, those tax benefits realized that are less than that previously recognized in earnings are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. The Company currently has sufficient cumulative excess tax benefits to absorb arising shortfalls, such that earnings were not affected during the periods presented. Correspondingly, the Company includes the impact of pro forma deferred tax assets to the extent necessary for the purposes of determining assumed proceeds in the treasury stock calculation of diluted earnings per share.

Note 17. Segment Information, page 100

12.	You disclose in Note 6 that you recorded certain goodwill and other intangible asset impairment charges to various identified business units, which appear to be at a level below your reportable segments. Please provide us with your analysis under FASB ASC 280-10-50 as to whether these business units are operating segments, and if so, explain how you determined it was appropriate to aggregate these operating segments with other operating segments to result in your reportable segments. Additionally, please disclose in future filings whether you are aggregating operating segments to arrive at your reportable segments. Refer to FASB ASC 280-10-50-21(a).

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that as discussed further hereafter, the Company does not aggregate multiple operating segments into our reportable segments and instead each of our four operating segments is considered a reportable segment.

As described in our Form 10-K for the year ended December 31, 2009, the Company’s four operating segments are Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. We have evaluated the components of the business and identified these as being the four operating segments that meet the following criteria outlined in ASC 280-10-50-1:

•	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	For which discrete financial information is available.

Consolidated financial information for these operating segments is provided to the chief operating decision maker (the “CODM”) on a monthly, quarterly and annual basis. Key metrics the CODM uses when reviewing the performance of the operating segments include, but are not limited to, revenue, operating expenses, and operating income. Examples of decisions made using this discrete financial information include capital expenditures, operating activities and financial planning.

The CODM does not receive operating results on a regular basis at a level below the operating segment.

The Company’s reporting units are at a level below these operating segments. For a further discussion regarding the reporting units see the response to comment 4 above.

Exhibits 31.1 and 31.2

13.	We note your reference in the fourth paragraph of these certifications to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-16(f)). Please revise your certifications to refer to Exchange Act Rules 13a-15(f) and 15d-15(f). Refer to Item 601(b)(31) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, the Company confirms that in future filings the Company will revise the certifications on Exhibits 31.1 and 31.2 to refer to Exchange Act Rules 13a-15(f) and 15d-15(f).

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements, page 3

Note 1. Basis of Presentation and Significant Accounting Policies, page 6

Venezuela Operations, page 6

14.	We note your disclosure that your results of operations for the three months ended March 31, 2010 include a one-time, non-cash charge of $56.6 million related to remeasuring $32.0 million of U.S. dollar denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. In future filings, please provide all of the following additional disclosures:

•	Disclose the rates used for remeasurement and translation;

•

Disclose the relevant line items (e.g. cash, accounts payable) on the financial statements for which the amounts reported for financial reporting purposes differ from the underlying U.S. dollar denominated values; and

•	For each relevant line item, the difference between the amounts reported for financial reporting purposes versus the underlying U.S. dollar denominated values.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in “Note 1 - Basis of Presentation and Significant Accounting Policies” of our Form 10-Q for the period ended March 31, 2010, we disclosed that the financial statements of the Company’s subsidiaries in Venezuela are remeasured at and are reflected in the Company’s consolidated financial statements at the official exchange rate of 4.30, which is the Company’s expected settlement rate. The disclosure was as follows:

“Effective January 1, 2010, the Company’s subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008), as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. The Company’s financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities are reflected in current earnings.

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60, while payments for other non-essential goods moved to an official exchange rate of 4.30. As such, beginning in 2010, the financial statements of the Company’s subsidiaries operating in Venezuela are remeasured at and are reflected in the Company’s consolidated financial statements at the official exchange rate of 4.30, which is the Company’s expected settlement rate.”

Furthermore, since the Company’s subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy, the financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar. Therefore, there is and will be no difference between the amounts reported for financial reporting purposes and the underlying U.S dollar-denominated values as long as the Company’s subsidiaries operating in Venezuela are considered to be operating in a highly inflationary economy under GAAP.

Exhibit B

Jarden Corporation Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ Richard T. Sansone
Richard T. Sansone
Senior Vice President and Chief Accounting Officer